Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - THIRD QUARTER 2015 RESULTS

Highlights

•	Operating income of $209.4 million and net income attributable to Seadrill Partners LLC Members of $21.5 million.

•	Generated distributable cash flow of $85.4 million with a coverage ratio of 1.54x for the third quarter 2015.

•	Declared a $0.5675 per unit distribution for the third quarter, in line with the second quarter distribution.

•	Economic utilization for the third quarter of 98%.

•	Orderbacklog of $4.7 billion and average contract duration of 2.8 years

Financial Results Overview

Seadrill Partners LLC1 reports: Total revenues were $456.5 million for the third quarter of 2015 (the “third quarter”), compared to $417.2 million in the second quarter of 2015 (the “second quarter”). The increase in revenues is primarily related to the inclusion of the West Polaris for a full quarter, partially offset by a full quarter of lower dayrates for the West Sirius and idle time for the West Vencedor.

Operating income for the quarter was $209.4 million compared to $205.5 million in the preceding quarter. The increase due to higher revenues was partially offset by higher expenses for the West Sirius which was being prepared for cold stacking.

Financial and other items resulted in a loss of $125.4 million for the third quarter compared to a gain of $19.9 million in the second quarter primarily due to mark to market losses on derivatives and increased interest expense due to the acquisition of the West Polaris. Net income before tax was therefore reduced to $84.0 million for the third quarter compared to $225.4 million in the second quarter.

Income taxes for the third quarter were $48.6 million compared to $32.9 million in the second quarter. The increase is primarily due the recognition of a deferred tax liability related to a change in Nigerian tax law. As a result, net income attributable to Seadrill Partners LLC Members was $21.5 million for the third quarter compared to $101.3 million for the previous quarter.

[1]	All references to “Seadrill Partners” and “the Company” refer to Seadrill Partners LLC and its subsidiaries, including the operating companies that indirectly own interests in the drilling units Seadrill Partners LLC owns: (i) a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through its 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% limited liability company interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius, West Leo and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn,West Sirius, West Auriga and the West Vela. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 and T-16 tender barges.

Distributable cash flow2 was $85.4 million for Seadrill Partners’ third quarter as compared to $84.7 million for the second quarter giving a coverage ratio of 1.54x for the third quarter.

Distribution for the period was $0.5675 per unit, equivalent to an annual distribution of $2.27.

[2]	Please see Appendix A for a reconciliation of Distributable Cash Flow to net income, the most directly comparable US Generally Accepted Accounting Principles (“US GAAP”) financial measure.

Operations

Overall economic utilization3 for the fleet was 98% for the third quarter.

The semi-tender rig West Vencedor completed its current contract during the third week of June and its demobilization and relocation to Southeast Asia at the end of July. The unit is currently being bid into a number of opportunities in the region.

The semi-submersible rig West Sirius completed its de-manning and thruster removal in preparation for cold stacking during the third quarter. The full impact of reduced operating cost is expected to be realized during the fourth quarter. Once fully de-manned and idle, the Company expects the annual running cost to cold stack the unit to be approximately $3.5 million (around $10,000 per day).

Total operating expenses for the third quarter were $247.1 million, compared to $211.7 million in the previous quarter. The increase is primarily due to an increase in operating expenses and amortization of a favorable contract related to the West Polaris, which operated for the entire quarter in the SDLP fleet having been acquired in June 2015. Significant progress has been made to drive efficiencies in operating expenditures across the fleet and in corporate overhead.

Revenue Backlog

Seadrill Partners’ orderbacklog as of November 23, 2015 is $4.7 billion. The average contract duration is 2.80 years.

[3]	Economic utilization is calculated as total contract revenue excluding bonuses for the period as a proportion of the full operating dayrate multiplied by the number of days in the period.

Financing and Liquidity

As of September 30, 2015, the Company had cash and cash equivalents, on a consolidated basis, of $189.4 million and two revolving credit facilities with $150 million in undrawn capacity. One $100 million facility is provided by Seadrill as the lender and the second $100 million facility is provided by a syndicate of banks and secured in connection with the $2.9 billion term loan B facility. Total interest bearing debt was $3.9 billion as of September 30, 2015.

Net debt as at September 30, 2015 was therefore $3.7 billion giving a ratio of net debt to annualized adjusted EBITDA4 of 3.4:1.

As of September 30, 2015, in addition to the Term Loan B, the Company had three secured credit facilities totaling $865 million relating to the T-15, T-16, West Vela and West Polaris. Additionally the Company has a $109.5 million vendor loan from Seadrill maturing in 2016 relating to the acquisition of the T-15 and a $62 million intercompany loan from Seadrill relating to the West Vencedor maturing in June 2018.

Seadrill Partners will continue to explore refinancing alternatives for the remaining related party debt on the West Vencedor, T-15 and T-16, and external facilities for the West Vela and West Polaris.

As of September 30, 2015, Seadrill Partners had interest rate swaps outstanding on principal debt of $3.5 billion, representing approximately 89% of debt obligations as of September 30, 2015. The average swapped rate, excluding bank margins, is approximately 2.25%. The Company has a policy of hedging the significant majority of its long-term interest rate exposure in order to reduce the risk of a rising interest rate environment.

[4]	Annualized Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Annualized means the figure for the quarter multiplied by four. Annualized Adjusted EBITDA is a non GAAP financial measure used by investors to measure performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Ultra-Deepwater Floater Market

During the third quarter oil prices remained in the range of $50 and the challenging market for oilfield service companies continued. The impact of persistent low prices continues to be seen in oil companies’ budgeting and spending activity with the year on year decline experienced in 2015 expected to continue in 2016. After two significant year on year declines, some recovery in spending is expected in 2017, but forward visibility continues to be challenged and the timing and extent of the recovery remains uncertain.

Utilization and pricing across all market segments remains low and in many cases has drifted lower during the third quarter. Seadrill continues to believe that this challenging market will continue through 2016.

Fixture activity in the floater market continues to be muted as oil companies focus their efforts on cutting costs and driving efficiencies through not only revised vendor pricing but also redesign and standardization of planned development programs. In the long run, the ability to undertake developments at significantly lower hurdle rates than were thought just a few years ago will be positive for the industry as a whole. In the current market, most successful tenders continue to see fixtures at or below cash breakeven levels. For the most part, customer conversations remain focused on extending existing contracted assets or trade-offs between existing assets and newer assets rather than contracting new units for work.

It remains likely that the majority of units with contracts expiring in 2015 and 2016 will be unable to find reasonable follow on work. It will be important to observe how rig owners react when faced with idle time on their units and face the choice to warm stack, cold stack or scrap units.

Over the past 14 months 44 units have been scrapped, representing more retirements than over the past 20 years combined. Over the next 3 quarters, 27 of the 43 rigs rolling off contract are 5th generation or older units that will be challenged to find work for the foreseeable future as they are priced out of the market by more capable units. 15 or 20 year old assets require significant capital investments to remain part of the active fleet and very few rig owners will find economic justification to keep these old assets working.

Cold stacked units will generally require an improvement in dayrates sufficient to overcome reactivation costs before they are reintroduced into marketed supply. Significant cold stacking activity would represent a positive development in the market, effectively reducing marketed supply and helping to stabilize utilization and pricing until a more fundamental recovery is in place.

Currently 205 rigs are working, representing 73% marketed utilization. It is estimated that 180-200 rigs are needed in the floater fleet to maintain current decline curves. On the assumption that no new contracts are signed the market is expected to reach this level by Q1 2016.

Currently the orderbook stands at approximately 70 units, of which 29 are Sete new builds. A significant number of these newbuild orders have been delayed or cancelled and we expect this trend to continue. Delayed or canceled newbuilds will ultimately be added to the fleet, however until an improved market justifies taking deliveries, the vast majority will likely remain in the shipyards. Between now and 2018 there is a high likelihood that there will be overall contraction in the floater fleet due to delivery delays and scrapping activity.

While we are insulated to a degree from the challenging near term market with 2.8 years of average contract coverage, we will have three units available during 2017 and we are actively marketing these rigs for extensions or new contracts. Since two of the three units will have been active and ready to work, we believe they will be better positioned to secure new work.

Outlook

Fourth quarter adjusted EBITDA is expected to be similar to the third quarter. Idle time on the West Vencedor is expected to be offset by lower operating costs on the West Sirius as the full benefit of cold stacking is realized.

During the fourth quarter, operating performance continues to be strong and utilization is 99% to date for rigs in operation.

The Company will perform its annual budgeting and forecast cycle this quarter. This process, together with the regular review of distributions will be used as the basis to determine the appropriate level of distributions going forward.

November 24, 2015

The Board of Directors

Seadrill Partners LLC

London, UK.

Questions should be directed to:

Mark Morris: Chief Executive Officer

John T. Roche: Chief Financial Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
(in $ millions)	September 30, 2015 Unaudited	June 30, 2015 Unaudited	September 30, 2014 Unaudited	September 30, 2015 Unaudited	September 30, 2014 Unaudited
Operating revenues
Contract revenues	$403.4	$385.6	$333.4	$1,174.9	$933.6
Reimbursable revenues	22.7	8.9	7.0	41.7	28.4
Other revenues	30.4	22.7	—	57.8	—

Total operating revenues	456.5	417.2	340.4	1,274.4	962.0

Operating expenses
Vessel and rig operating expenses	134.8	122.0	115.4	375.3	307.6
Amortization of favorable contracts	22.9	12.9	5.9	47.0	5.9
Reimbursable expenses	21.6	7.2	6.8	38.0	27.2
Depreciation and amortization	57.2	57.7	47.6	172.4	142.2
General and administrative expenses	10.6	11.9	11.1	36.1	33.3

Total operating expenses	247.1	211.7	186.8	668.8	516.2

Operating income	$209.4	$205.5	$153.6	$605.6	$445.8

Financial and other items
Interest income	1.5	5.2	0.8	7.7	2.7
Interest expense	(51.7)	(42.5)	(35.3)	(146.2)	(101.5)
Gain / (Loss) on derivative financial instruments	(68.5)	18.3	0.5	(102.1)	(76.5)
Foreign currency exchange (loss) / gain	4.5	(0.7)	(2.0)	1.2	(1.3)
(Loss)/gain on bargain purchase	(11.2)	39.6	—	28.4	—

Total financial items	(125.4)	19.9	(36.0)	(211.0)	(176.6)

Income before taxes	84.0	225.4	117.6	394.6	269.2

Income taxes	(48.6)	(32.9)	(11.3)	(95.8)	(24.8)

Net income	$35.4	$192.5	$106.3	$298.8	$244.4

Net income attributable to Seadrill Partners LLC members	$21.5	$101.3	$54.0	$161.0	$105.0
Net income attributable to the non-controlling interest	13.9	91.2	52.3	137.8	139.4

Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	75,278	75,278	75,278	75,278
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

CONSOLIDATED BALANCE SHEETS

(in $ millions)	September 30, 2015 Unaudited	December 31, 2014 Unaudited
ASSETS
Current assets
Cash and cash equivalents	189.4	242.7
Accounts receivables, net	291.8	294.5
Amount due from related party	27.9	62.7
Other current assets	182.9	130.8

Total current assets	692.0	730.7

Non-current assets
Drilling units	5,591.7	5,141.1
Goodwill	3.2	3.2
Deferred tax assets	15.8	16.9
Other non-current assets	355.5	376.2

Total non-current assets	5,966.2	5,537.4

Total assets	6,658.2	6,268.1

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	93.8	68.9
Current portion of long-term related party payable	145.8	40.4
Trade accounts payable	10.7	7.9
Other related party payables	259.8	275.8
Other current liabilities	254.9	227.4

Total current liabilities	765.0	620.4

Non-current liabilities
Long-term debt	3,464.1	3,156.6
Long-term related party payable	174.3	306.1
Deferred consideration to related party	187.7	111.2
Other non-current liabilities	56.9	29.5

Total non-current liabilities	3,883.0	3,603.4

Total liabilities	4,648.0	4,223.8

Members’ capital:
Common unitholders (issued 75,278,250 units as at September 30, 2015 and as at December 31, 2014)	909.3	913.3
Subordinated unitholders (issued 16,543,350 units as at September 30, 2015 and as at December 31, 2014)	10.8	11.7
Seadrill member interest	3.2	3.2

Total members’ capital	923.3	928.2
Non-controlling interest	1,086.9	1,116.1

Total equity	2,010.2	2,044.3

Total liabilities and equity	6,658.2	6,268.1

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
(in $ millions)	September 30, 2015 Unaudited	September 30, 2014 Unaudited

Cash Flows from Operating Activities
Net income	298.8	244.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	172.4	142.2
Amortization of deferred loan charges	17.0	12.8
Amortization of favorable contracts	47.0	5.5
Gain on bargain purchase	(28.4)	—
Unrealized loss on derivative financial instruments	64.6	26.3
Unrealized foreign exchange gain	(1.4)	—
Payment for long term maintenance	(33.7)	(37.5)
Deferred income tax expense / (benefit)	30.0	(0.5)
Unwind of discount on deferred consideration	10.8	—

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	36.1	10.0
Prepaid expenses and accrued income	(7.7)	—
Trade accounts payable	1.8	(20.4)
Related party balances	(74.3)	81.1
Other assets	52.9	(4.0)
Other liabilities	(33.1)	(3.6)
Changes in deferred revenue	(7.9)	(16.7)
Other, net	(0.4)	—

Net cash provided by operating activities	544.5	439.6

Cash Flows from Investing Activities
Additions to newbuildings and drilling units	(14.0)	(6.0)
Acquisition of subsidiaries, net of cash acquired	(184.0)	(672.6)
Purchase of non-controlling interest in Seadrill Operating LP	—	(373.5)

Net cash used in investing activities	(198.0)	(1,052.1)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Nine months ended
(in $ millions)	September 30, 2015 Unaudited	September 30, 2014 Unaudited

Cash Flows from Financing Activities
Net proceeds from long term debt	50.0	2,825.4
Repayments of long term debt	(71.2)	(462.1)
Repayments of related party debt	(26.4)	(1,578.4)
Debt fees paid	(0.3)	—
Contingent consideration paid	(19.0)	—
Repayments of revolving credit facility	—	(125.9)
Repayments of related party discount notes	—	(399.9)
Cash distributions	(332.9)	(568.3)
Proceeds on issuance of common units, net of fees	—	937.8
Proceeds on issuance of equity to related parties	—	341.5

Net cash (used in) / provided by financing activities	(399.8)	970.1

Effect of exchange rate changes on cash	—	—

Net (decrease) increase in cash and cash equivalents	(53.3)	357.6
Cash and cash equivalents at beginning of the period	242.7	89.7

Cash and cash equivalents at the end of period	189.4	447.3

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)	Members’ Capital
	Common Units	Subordinated Units	Seadrill Member	Total Before Non-Controlling interest	Non- Controlling Interest	Total Members’ Capital
Balance at December 31, 2013	$280.2	$18.8	$—	$299.0	$955.6	$1,254.6

Purchase of non-controlling interest	(279.6)	—	—	(279.6)	(93.9)	(373.5)

Common units issued to Seadrill and public (net of transaction costs)	937.8	—	—	937.8	—	937.8
Issuance of units by Seadrill Capricorn Holdings LLC	—	—	—	—	341.5	341.5
Net income	77.6	21.4	6.0	105.0	139.4	244.4
Cash Distributions	(85.7)	(24.8)	(3.3)	(113.8)	(454.5)	(568.3)

Balance at September 30, 2014	$930.3	$15.4	$2.7	$948.4	$888.1	$1,836.5

Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3

Net income	124.2	27.3	9.5	161.0	137.8	298.8
Cash Distributions	(128.2)	(28.2)	(9.5)	(165.9)	(167.0)	(332.9)

Balance at September 30, 2015	$909.3	$10.8	$3.2	$923.3	$1,086.9	$2,010.2

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partner’s performance calculated in accordance with the US GAAP. The table below reconciles DCF to net income, the most directly comparable US GAAP measure.

For accounting purposes, in accordance with US GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF as described below.

Adjusted EBITDA and DCF

	Three months ended
(in US$ millions)	September 30, 2015 Unaudited	June 30, 2015 Unaudited

Net income attributable to Seadrill Partners LLC members	21.5	101.3

Interest income	(1.5)	(5.2)
Interest expense	51.7	42.5
(Gain)/loss on derivative financial instruments	68.5	(18.3)
Depreciation and amortization	57.2	57.7
Foreign currency exchange loss	(4.5)	0.7
Income taxes	48.6	32.9
Gain on Bargain Purchase	11.2	(39.6)
Non-controlling interest [1]	13.9	91.2
Amortization of mobilization revenue	(5.2)	(3.8)
Amortization of favorable contracts	22.9	12.9
Standby revenue received	0.8	0.8
Mobilization revenue received	7.1	5.1
Deferred consideration payable	(18.5)	(5.7)
Adjusted EBITDA	273.7	272.5

Cash interest income	1.8	1.9
Cash interest expense (including interest rate swap net settlement amounts)	(51.4)	(49.6)
Cash tax paid	(12.2)	(18.2)
Estimated maintenance expenditure [2]	(18.7)	(16.1)
Estimated replacement capital expenditure [2]	(28.8)	(26.9)

Cash flow available for distribution	164.4	163.6

Cash flow attributable to non-controlling interest	(79.0)	(78.9)

DCF	85.4	84.7

Distribution declared	55.3	55.3
Coverage ratio	1.54x	1.53x

[1]	The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo and the West Vencedor and (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius and the West Auriga. There is no non-controlling interest existing for the T-15 rig and T-16 rig.
[2]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Seadrill Partners believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. Seadrill Partners believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in Seadrill Partners and other investment alternatives and (b) monitoring Seadrill Partners’ ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure. Annualized means the figure for the quarter multiplied by four. Annualized amounts are not indicative of historic or future performance.

Net income to Adjusted EBITDA

	Three months ended
(in US$ millions)	September 30, 2015 Unaudited	June 30, 2015 Unaudited

Net income	35.4	192.5
Depreciation & Amortization	57.2	57.7
Net financial expenses	125.4	(19.9)
Tax	48.6	32.9
Amortization of mobilization revenue	(5.2)	(3.8)
Amortization of favorable contracts	22.9	12.9
Deferred consideration payable	(18.5)	(5.7)
Standby revenue received	0.8	0.8
Mobilization revenue received	7.1	5.1

Adjusted EBITDA	273.7	272.5

Add: Additional West Polaris EBITDA [3]	—	15.1

Total Adjusted EBITDA (including West Polaris) [3]	273.7	287.6

Annualized Adjusted EBITDA	1,094.8	1,150.4

[3]	Annualized Adjusted EBITDA for the 3 months ended June 30, 2015 was adjusted for the expected quarterly EBITDA of the West Polaris, which was acquired on June 19, 2015.